UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012 (Report No. 5)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company"), and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

Orckit Communications Ltd. (OTCQB: ORCT) today reported results for the second quarter and six months ended June 30, 2012.  The Company's unaudited condensed consolidated statements of operations and balance sheets are set forth below.

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	June 30	December 31
	2012	2011
ASSETS

Current assets:
Cash and short term marketable securities	$ 9,500	$ 23,188
Restricted cash and short term marketable securities	9,333	-
Trade receivables	5,693	6,482
Other receivables	1,927	2,238
Inventories	4,177	4,082
	______	______
Total current assets	30,630	35,990

Severance pay fund	3,298	3,248
Property and equipment, net	779	1,050
Deferred issuance costs, net	-	34
	______	______
Total assets	$ 34,707	$ 40,322
	======	======

LIABILITIES NET OF CAPITAL DEFICIENCY

Current liabilities:

Trade payables	$ 3,169	2,988
Accrued expenses and other payables	5,434	6,178
Deferred income	1,524	1,478

Convertible subordinated notes, series A	24,563	24,908
Adjustments due to convertible notes conversion terms	-	(226)
Convertible subordinated notes series A, net	24,563	24,682
	______	______
Total current liabilities	34,690	35,326

Long term liabilities :

Convertible subordinated notes, series B	3,651	4,389
Long-term loan from related parties	400	-
Deferred income	714	778

Accrued severance pay and other	3,931	3,944
	______	______
Total long term liabilities	8,696	9,111

Total liabilities	43,386	44,437

Capital deficiency	(8,679)	(4,115)
	______	______
Total liabilities net of capital deficiency	$ 34,707	$ 40,322
	======	======

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2012	2011	2012	2011

Revenues	$ 3,528	$ 4,970	$6,769	$ 9,525

Cost of revenues	1,451	2,811	2,967	5,531
	______	______	______	______
Gross profit	2,077	2,159	3,802	3,994

Research and development expenses, net	1,765	3,117	3,273	6,133

Selling, marketing, general and administrative expenses	2,712	3,074	5,388	7,194
	______	______	______	______
Total operating expenses	4,477	6,191	8,661	13,327
	______	______	______	______
Operating loss	(2,400)	(4,032)	(4,859)	(9,333)

Financial expenses, net	(455)	(340)	(760)	(707)
Adjustments due to Series A and Series B convertible notes	596	(589)	(248)	(941)
Total financial income (expense), net	141	(929)	(1,008)	(1,648)
	______	______	______	______

Net loss	$ (2,259)	$ (4,961)	$(5,867)	$ (10,981)
	======	======	======	======
Net loss per share - basic	$ (0.10)	$ (0.22)	$(0.26)	$ (0.49)
	======	======	======	======
Net loss per share - diluted	$ (0.12)	$ (0.22)	$(0.26)	$ (0.49)
	======	======	======	======
Weighted average number of shares outstanding – basic	22,769	22,732	22,767	22,624
	======	======	======	======
Weighted average number of shares outstanding – diluted	27,133	22,732	22,767	22,624
	======	======	======	======

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                        ORCKIT COMMUNICATIONS LTD.

Date: August 29, 2012                                                                   By: /s/ Izhak Tamir
         Izhak Tamir
         President